

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Andrew J. Rebholz
Chief Financial Officer
TravelCenters of America LLC
24601 Center Ridge Road
Suite 200
Westlake, Ohio 44145

> **Re:** **TravelCenters of America LLC**
> **Registration Statement on Form S-3**
> **Filed May 5, 2012**
> **File No. 333-181182**

Dear Mr. Rebholz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

Calculation of Registration Fee

1. We note your reference to Rule 416 in footnote (3) in the calculation of registration fee table. It does not appear that Rule 416 applies to the securities referenced in clauses (B) or (C). With respect to clause (C) of footnote (3), please also see our Securities Act Rules Compliance and Disclosure Interpretation 213.02 available on our website at www.sec.gov for additional guidance. Please revise accordingly.

Exhibit 5.1

2. Please explain why counsel has assumed that the LLC Agreement is the only limited liability company agreement of the company, as stated in the last sentence of the first

paragraph on page 2. Alternatively, please delete this assumption. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please see Section II.B.3.a. of Staff Legal Bulletin No. 19 available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP